United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Clarification on the Vargem Grande, Grupo and Forquilha I, II and III dams

Rio de Janeiro, March 1st, 2019 — With regards to recommendation No 21/2019 issued by the Public Prosecutor’s Office of the State of Minas Gerais and considering the dynamics of the facts taking place on February 20th, 2019, this press release is intended to replace the previous press releases related with the Vargem Grande, Grupo and Forquilha I, II and III tailings dams (jointly referred to as “the Dams”), as well as the Vargem Grande Complex and the Fábrica Complex, so as to bring consolidated and updated information. Vale thus narrates the events in their chronological sequence and presents additional clarification to bring transparency forth to the population and the market.

On February 4th, 2019 (and again on February 20th, 2019), Vale disclosed its intention to advance the decommissioning process of all upstream dams, including the above-mentioned Dams. This decision sought to address the ongoing concerns about overall dam safety in the State of Minas Gerais.

On February 18th, 2019, Brazil’s National Mining Agency (“ANM” — Agência Nacional de Mineração) published the new Resolution No 4, opening it up to public consultation. Conducted by Vale’s hired technicians, preliminary analyses of the Dams indicated that some of those dam safety parameters could potentially be lower than what the new Resolution recommended. Once that possibility was confirmed, and in order to reinforce the previous decision to decommission all upstream dams, Vale decided to promote an orderly evacuation of the Dams’ Self-Saving Zones (“ZAS” — Zonas de Autossalvamento) and has therefore raised alert to Level 1 in the morning of February 20th, 2019, and in the afternoon of the same day to Level 2 (according to classification used by the ANM’s Information System of Mining Dams, SIGBM — Sistema de Informações de Barragens de Mineração).

Later on the same day, February 20th, Vale proceeded to remove the population from those areas. According to provisions in the Emergency Action Plan for Mining Dams (“PAEBM” — Plano de Ação de Emergência de Barragens de Mineração), as alert is raised to Level 2, a sound alert system was triggered during the evacuation process, as indicated to the market on that day.

In face of those events, the ANM promoted inspections to the sites, still on February 20th, 2019, and determined the suspension of activities at the entire Vargem Grande Complex and Fábrica mine, to prevent occasional triggers that could affect Dam stability as a result of ongoing activities on the site. This fact was communicated to the market on February 20th, 2019.

Vale points out that the Dams (Vargem Grande, Grupo and Forquilha I, II and III) are still classified as alert Level 2, though their stability reports remain valid as confirmed by independent auditors, in compliance with ANM requirements.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 1, 2019		Director of Investor Relations